pacific booker minerals inc.
#1203 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
Email: info@pacificbooker.com	Symbols: bkm-tsx venture / pbmlf-OTC	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

OTC - PBMLF

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Acknowledges Receipt of Hostile Offer

Vancouver BC,  April 28, 2026:  Pacific Booker Minerals Inc. (TSXV: BKM) (OTC Pink: PBMLF) ("Pacific Booker" or the "Company") acknowledges the filing of a takeover bid circular by American Eagle Gold Corp. ("American Eagle") pursuant to which American Eagle has commenced an unsolicited all-share takeover bid to acquire all of the issued and outstanding common shares of Pacific Booker (the "Hostile Bid").

Shareholders do not need to take any action

The Company advises shareholders to take NO action at this time. The Company anticipates filing a directors' circular on or about April 29, 2026, which will include the Board's formal recommendation to shareholders in respect of the Hostile Bid.

The board of directors of the Company (the "Board") has formed a Special Committee of independent directors (the "Special Committee") to advise the Board in relation to the Hostile Bid. The Special Committee and Board note, as a preliminary matter, that the consideration offered by American Eagle of 1.41 common shares of American Eagle (with an implied value of approximately $1.59 based on the closing price of American Eagle's shares on the TSX Venture Exchange on April 24, 2026) per common share of Pacific Booker (which closed at $2.90 per common share on April 24, 2026) represents more than a 45% discount, appearing to be highly opportunistic in light of the Company's high quality assets.

New Director

In addition to the above, the Company is pleased to announce that Jonathan McCullough has been appointed as a director of the Company, subject to acceptance by the TSX Venture Exchange.

Mr. McCullough practiced corporate and securities law for over 35 years, with a focus on mergers and acquisitions. He was a founding partner of McCullough O'Connor Irwin LLP and a partner at Bennett Jones LLP until his retirement in 2025.

Advisors:

The Company has engaged RCI Capital Group Inc. as its financial advisor and Laurel Hill Advisory Group as its strategic advisor and information agent in respect of the Hostile Bid. Shareholders who have questions about the Hostile Bid may contact Laurel Hill Advisory Group at 1-877-452-7184 or by email at assistance@laurelhill.com.

If you would like to be added to or removed from the email newsgroup, please send your request by email to info@pacificbooker.com.  We can be contacted by phone at 604 681-8556.

On Behalf of the Board of Directors

"John Plourde"

John Plourde, Director

Contact Information

John Plourde, CEO, President and Director

(604) 681-8556.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates, projections and interpretations as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, interpretations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "interpreted", "management's view", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information. Forward-looking information in this news release includes, but is not limited to, statements regarding: acceptance by the TSX Venture Exchange of Mr. McCullough's appointment as director of the Company; and the Hostile Bid, including the timing to file a directors' circular and the Board's recommendation to shareholders. This forward-looking information is based on reasonable assumptions and estimates of management of the Company at the time such assumptions and estimates were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Pacific Booker to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information.

Such factors include, but are not limited to, the risks described in the Company's most recent management discussion and analysis and those risks set out in the Company's other public documents filed on SEDAR+ (www.sedarplus.ca) under Pacific Booker's issuer profile. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed timeframes or at all. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.